EXHIBIT 99.1

Press Release Dated April 19, 2010

Suncor Energy achieves first commercial gas from

the Ebla development in Syria

News Release

FOR IMMEDIATE RELEASE

Suncor Energy achieves first commercial gas from the Ebla development in Syria

Calgary, Alberta (April, 19, 2010) — Suncor Energy Inc. announced today that first commercial gas has been achieved from the Cdn $1.2 billion Ebla gas development in central Syria. First commercial gas follows the successful completion of commissioning, including the required performance testing, which has been approved by the Syrian Government. Suncor started selling production into the domestic market on April 19.

“The team has delivered ahead of schedule, within budget and with a strong safety record,” said Mark Little, senior vice president, International & Offshore. “Achieving this significant milestone at the Ebla development is an outstanding example of the company’s project execution expertise.”

Located in the Central Syrian Gas Basin, Ebla includes the Ash Shaer and Cherrife development areas, which cover more than 300,000 acres (approximately 1,251 square kilometers) combined. The Ebla development comprises the gas producing wells, a gas gathering and compression station, approximately 80 kilometres of pipeline and a gas treatment plant.  The facility is designed to produce 80 million cubic feet per day (2.3 million cubic metres per day) of gas along with related LPG and condensate volumes. Natural gas is delivered into the Syrian national gas grid for the local market.

“This has truly been a team effort by our employees in Syria, together with our partners, the General Petroleum Corporation, our contractors and the entire workforce on the project,” added Jón Ferrier, country manager, Syria. “As we move into the operational phase, I am confident that the investment we have made in training and preparing the workforce will ensure that we maintain our strong performance in operations and safety.”

Suncor, through its Petro-Canada subsidiary, is a major investor in Syria with its development of the Ebla Gas Project. Petro-Canada entered Syria in 2002, via the purchase of Veba Oil & Gas’ assets.

In late 2006 Petro-Canada became the operator of the Production Sharing Agreement for the Ash Shaer and Cherrife fields in the Palmyra region and the associated Ebla Gas development project.  Under the terms of the production sharing contract, Petro-Canada and the General Petroleum Corporation will form an operating company which will have the operating responsibility for the Ebla gas development.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Media inquiries:	403-920-8332
Investor inquiries:	Helen Kelly 403-693-2048

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com